Exhibit 4.1

 PROMISSORY NOTE

$__________ _____, 2009

FOR VALUE RECEIVED, Waste2Energy, Inc., a Delaware corporation with an address at 1185 Avenue of the Americas, 20th Floor, New York, NY 10036 ("Maker"), promises to pay to the order of __________ ("Payee"), the principal sum of _____________ ($______), plus interest on the outstanding principal from the date hereof to and including the day when principal is paid in full. Interest shall accrue daily at the rate of ten percent (10%) per annum.

1.           Payments. Maker shall pay the entire principal balance, plus all accrued and unpaid interest thereon, within 90 days from the date of this Note. All payments shall be in lawful money of the United States, and shall be applied first to accrued interest and then to the outstanding principal balance. Payments shall be made to Payee at ______________ or at such other place as Payee or any subsequent holder may designate to Maker in writing.

2.           Prepayments. The indebtedness evidenced by this Note may be prepaid at any time and from time to time, without advance notice to Payee, in whole or in part without premium or penalty, but with accrued interest to the date of prepayment on the amount of principal being prepaid. Partial prepayments of principal will be applied to the latest maturing installments.

3.           Mandatory Prepayment. This Note shall automatically become due and payable, including accrued interest thereon, upon the final closing for the sale of at least $5,000,000 of the equity securities of Maven Media Holdings, Inc. (the Maker’s parent company (“Maven Media”)) pursuant to the Confidential Private Placement Offering Memorandum for Accredited Investors Only of the securities of Maven Media, dated May 1, 2009 as amended.

4.           Additional Incentive. As a further inducement to Payee, Maven Media shall promptly issue ____________ (________) shares of its common stock to Payee.

5.           Payments to Charles Vista, LLC. It is understood that Maker shall pay Charles Vista, LLC a Fee of Ten Percent (10%) of the principal amount of this Note amounting to _____________ ($__________) and a Non-Accountable Expense Allowance of Three Percent (3%) of the principle amount of this Note amounting to _______________($____).

6.           Event of Default. If there is a failure to pay any installment of principal of, interest when due, Payee may, by notice to Maker, declare this Note, all interest herein, and all other amounts payable hereunder to be due and payable, whereupon the same shall become immediately due and payable (“Event of Default”).

7.           No Waiver, etc. No delay or omission on the part of Payee in exercising any right hereunder shall operate as a waiver of such right or of any other right of Payee, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Maker, and every endorser of this Note, regardless of the time, order or place of signing, waives presentment, demand, protest and notices of every kind with respect to this Note and assents (i) to any extension or postponement of the time of payment and to any other indulgence, or (ii) to the addition or release of, or any compromise or settlement with, any endorser or other party or person primarily or secondarily liable hereunder.

8.           Payee's Expenses. Maker also agrees to pay on demand all costs and expenses (including fees and expenses of counsel) incurred by Payee after the occurrence of an Event of Default in determining his rights under this Note or in administering and/or enforcing this Note. All such costs and expenses shall bear interest, payable on demand, from the date of payment thereof by Payee until paid in full by Maker, at the rate from time to time applicable to the principal of this Note.

9.           Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within New York State, without giving effect to conflict of laws principles.

10.           Notices. Any notice or other communication required or permitted under this Note shall be in writing and shall be deemed to have been duly given (i) upon hand delivery, or (ii) on the third day following delivery to the U.S. Postal Service as certified or registered mail, return receipt requested and postage prepaid, or (iii) on the first day following delivery to a nationally recognized United States overnight courier service, fee prepaid, return receipt or other confirmation of delivery requested, or (iv) when telecopied or sent by facsimile transmission if an additional notice is also delivered or mailed, as set forth under (i), (ii) or (iii) above, within three days thereafter. Any such notice or communication shall be delivered or directed to a party at its address set forth above or, as to each such party or any holder hereof, at such other address as may be designated by such party or holder in a notice given to the other parties hereto in accordance with the provisions of this paragraph.

11.           Modifications; Waiver. No modification or waiver of this Note or any part hereof shall be effective unless in writing and signed by Maker and Payee. No waiver of any breach or condition of this Note shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like kind or different nature. No course of dealing between Maker and Payee, or between Payee and any other party, will be deemed effective to modify, amend, waive or discharge any part of this Note or of the rights or obligations of Maker hereunder.

12.           Jurisdiction and Venue. In the event that any legal proceedings are commenced in any court with respect to any matter arising under this Note, Maker specifically consents and agrees that: (i) the courts of the State of New York and/or the United States Federal Courts located in the State of New York shall have exclusive jurisdiction over Maker and over the subject matter of any such proceedings; and (ii) the venue of any such action shall be in New York County, New York and/or the United States District Court for the Southern District of New York.

IN WITNESS WHEREOF, Waste2Energy, Inc. has executed this Note as of the date first above written.

Waste2Energy, Inc.

By: ____________________
Name:
Title:
Date:

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